

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Jeff E. Margolis
Chief Financial Officer
RespireRx Pharmaceuticals Inc.
126 Valley Road, Suite C
Glen Rock, New Jersey 07452

> **Re: RespireRx Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2020**
> **File No. 333-249469**

Dear Mr. Margolis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth A. Diffley, Esq.